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                                                                  EXHIBIT (a)(3)

                         [COMPUTER RESEARCH, INC. LOGO]
                                                                  August 4, 2000

Dear Shareholders:

     I am pleased to inform you that on July 7, 2000, Computer Research, Inc. (the "Company"), Dave Vagnoni and I entered into a Purchase Agreement (the "Agreement") with CRI Acquisition, Inc. ("CRI"), a newly formed corporation owned by Rodger O. Riney, providing for the acquisition of all of the outstanding shares of stock of the Company. Pursuant to the Agreement, on July 7, 2000, Dave Vagnoni and I sold all our shares of the Company to CRI at a price of $2.42 per share in cash. As required under the Agreement, CRI has now commenced a tender offer for all remaining outstanding shares of the Company at $2.42 per share in cash (the "Offer").

     Following successful completion of the Offer, CRI or a corporation wholly owned by it will merge into the Company (the "Merger"), and all of the shares not purchased in the Offer (other than any shares as to which appraisal rights have been properly perfected under applicable law) will be converted into the right to receive $2.42 per share in cash.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AGREEMENT, THE OFFER AND THE MERGER, AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND ITS SHAREHOLDERS. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU TENDER YOUR SHARES PURSUANT TO THE OFFER.

     As described in the enclosed Agreement, CRI's obligation to purchase any shares is conditioned on the tender of at least 66 2/3% of all shares. The board of directors thus urges you to tender your shares promptly.

     Enclosed with this letter is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9, which describes the reasons for the board of directors' recommendation. Also enclosed is the Offer to Purchase by CRI, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These materials set forth in detail the terms and conditions of the Offer, and provide instructions on how to tender your shares. I urge you to read the enclosed materials carefully.

                                            Sincerely,

                                            James L. Schultz,
                                            President and Treasurer